SC 13G 1 a04-1766_1sc13g.htm SC 13G


                               UNITED STATES


                     SECURITIES AND EXCHANGE COMMISSION


                           Washington, D.C. 20549





                              SCHEDULE 13G


               Under the Securities Exchange Act of 1934

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                         PURSUANT TO 13d-2(b)


                            Blue Nile Inc

              		       Common Stock

                               09578R103
                             (CUSIP Number)


                              January 25, 2013


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
[x] Rule 13d-2(b)

     CUSIP NO. 09578R103  13G                       Page 2 of 11 Pages


1. Names of Reporting Persons. (entities only):


   M.A.M. INVESTMENTS LTD., a Jersey corporation; MARATHON ASSET MANAGEMENT (SERVICES) LTD, a UK Corporation; MARATHON ASSET MANAGEMENT LLP,a limited liability partnership incorporated under the laws of England and Wales, WILLIAM JAMES ARAH and NEIL MARK OSTRER, who disaffirm the existence of any group and who are sometimes collectively referred to as the "Reporting Persons."

2. Check the Appropriate Box if a Member of a Group:

(a) [ ]
(b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization:
   United Kingdom / Jersey


Number of Shares Beneficially Owned by Each Reporting Person With:

    5.   Sole Voting Power
         412494

    6.   Shared Voting Power
         0

    7.   Sole Dispositive Power
         615531

    8.   Shared Dispositive Power
         0


9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   615531

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.Percent of Class Represented by Amount in Row (9)
   4.92%

12.Type of Reporting Person:
   HC, CO, IA, IN

     CUSIP NO. 09578R103 	3G                      Page 3 of 11 Pages



1. Names of Reporting Persons:
   Marathon Asset Management LLP


2. Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [X]


3. SEC Use Only

4. Citizenship or Place of Organization
   London


Number of Shares Beneficially Owned by Each Reporting Person With:

    5.  Sole Voting Power
        412494

    6.  Shared Voting Power
        0

    7.  Sole Dispositive Power
        615531

    8.  Shared Dispositive Power
        0


9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   615531

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.Percent of Class Represented by Amount in Row (9)
   4.92%




12. Type of Reporting Person
    IA

     CUSIP NO. 09578R103  13G                      Page 4 of 11 Pages



1. Names of Reporting Persons:
   Marathon Asset Management (Services) Ltd


2. Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [X]


3. SEC Use Only

4. Citizenship or Place of Organization
   London


Number of Shares Beneficially Owned by Each Reporting Person With:

    5.   Sole Voting Power
         412494

    6.   Shared Voting Power
         0

    7.   Sole Dispositive Power
         615531

    8.   Shared Dispositive Power
         0


9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   615531


   615531 shares are deemed to be beneficially owned by Marathon Asset Management (Services), as a control person of the investment advisor. Marathon Asset Management (Services) Ltd disclaims any direct ownership of the shares reported in this schedule
   13G.

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.Percent of Class Represented by Amount in Row (9)
   4.92%


12. Type of Reporting Person
   CO

     CUSIP NO. 09578R103       13G                      Page 5 of 11 Pages



1. Names of Reporting Persons
   M.A.M. INVESTMENTS LTD

2. Check the Appropriate Box if a Member of a Group

(a)[ ]
(b)[X]


3. SEC Use Only

4. Citizenship or Place of Organization
   Jersey



Number of Shares Beneficially Owned by Each Reporting Person With


   5.   Sole Voting Power
        412494

   6.   Shared Voting Power
        0

   7.   Sole Dispositive Power
        615531


8. Shared Dispositive Power
   0


9. Aggregate Amount Beneficially Owned by Each Reporting Person
   615531

   615531 shares are deemed to be beneficially owned by MAM
   Investments Ltd, as a control person of the investment advisor. MAM Investments Ltd disclaims any direct ownership of the shares reported in this schedule 13G.


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [  ]


11. Percent of Class Represented by Amount in Row (9)
    4.92%


12. Type of Reporting Person
    HC

     CUSIP NO. 09578R103      13G                      Page 6 of 11 Pages


1. Names of Reporting Persons. (entities only):

   William James Arah


2. Check the Appropriate Box if a Member of a Group:

(a) [ ]
(b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization:
   United Kingdom


Number of Shares Beneficially Owned by Each Reporting Person With:

    5.   Sole Voting Power
         412494

    6.   Shared Voting Power
         0

    7.   Sole Dispositive Power
         615531

    8.   Shared Dispositive Power
         0


9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   615531

   615531 shares are deemed to be beneficially owned by William James Arah, as a control person of the investment advisor. William James Arah disclaims any direct ownership of the shares reported in this schedule 13G.

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.Percent of Class Represented by Amount in Row (9)
   4.92%

12.Type of Reporting Person:
   IN

     CUSIP NO. 09578R103       13G                      Page 7 of 11 Pages


1. Names of Reporting Persons. (entities only):

   Neil Mark Ostrer


2. Check the Appropriate Box if a Member of a Group:

(a) [ ]
(b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization:
   United Kingdom


Number of Shares Beneficially Owned by Each Reporting Person With:

    5.   Sole Voting Power
         412494

    6.   Shared Voting Power
         0

    7.   Sole Dispositive Power
         615531

    8.   Shared Dispositive Power
         0


9. Aggregate Amount Beneficially Owned by Each Reporting Person:
   615531

   615531 shares are deemed to be beneficially owned by Neil Mark Ostrer, as a control person of the investment advisor. Neil Mark Ostrer disclaims any direct ownership of the shares reported in this schedule 13G.

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.Percent of Class Represented by Amount in Row (9)
   4.92%


12.Type of Reporting Person:
   IN

     CUSIP NO. 09578R103      13G                      Page 8 of 11 Pages



 Item 1.

(a) Name of Issuer
    Blue Nile Inc

(b)  Address of Issuer's Principal Executive Offices
     705 Fifth Avenue South, Suite 900
     Seattle, Washington 98104

Item 2.

(a)  Name of Person Filing

(b)  Address of Principal Business Office or, if none, Residence

(c)  Citizenship


M.A.M. Investments Ltd., a Jersey corporation ("M.A.M."), Marathon Asset Management (Services) Ltd, a UK Corporation ("Marathon Ltd"), Marathon Asset Management LLP ("Marathon LLP"), a limited liability partnership incorporated under the laws of England and Wales all of whose principal executive offices are located at Orion House, 5 Upper St. Martin's Lane, London, WC2H 9EA, United Kingdom, William James Arah and
Neil Mark Ostrer.

Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the
("Exchange Act"), or otherwise.

Marathon Limited, an owner of Marathon LLP, is a wholly owned subsidiary of MAM and as such shares with MAM the voting and dispositive power as to all of the shares beneficially owned by Marathon Ltd. Messrs Arah and Ostrer are directors and indirect owners of Marathon Ltd and owners and Executive Committee members of Marathon LLP.


This Schedule 13G is being filed by Marathon LLP, which is an investment adviser registered under the Investment Advisers Act of 1940 and all of the subject securities have been purchased by it in the ordinary course of its' respective business as an investment advisor and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act. One or more of its advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, Marathon LLP has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares. None of its clients has an interest relating to more than five percent of the class to which this Schedule 13G applies.


(d) Title of Class of Securities
    Common Stock

(e) CUSIP Number
    09578R103

     CUSIP NO. 09578R103      13G                       Page 9 of 11 Pages


Item 3.

If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [X] Group, in accordance with 240.13d-1(b)(1)(ii)(J).*




* This statement is being filed jointly by the Reporting Persons, although each of them expressly disaffirms membership in any group under Rule 13d-5 under the Exchange Act.


Item 4.
Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
    615531 shares

(b) Percent of class:
    4.92%

(c) Number of shares as to which the person has:

   (i)  Sole power to vote or to direct the vote
        412494

   (ii) Shared power to vote or to direct the vote
        0

(iii) Sole power to dispose or to direct the disposition of
      615531

(iv)  Shared power to dispose or to direct the disposition of
      0


This Schedule 13G assumes the Company has issued and outstanding 12498000 shares.


Item 5.


Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following   [X].


Item 6.


Ownership of More than Five Percent on Behalf of Another Person

The subject shares are all owned by clients of Marathon. No such person's interest in the securities included in this report exceeds 5% of the class outstanding.


Item 7.


Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

     CUSIP NO. 09578R103      13G                     Page 10 of 11 Pages


Item 8.


Identification and Classification of Members of the Group:
M.A.M. Investments Ltd., a Jersey corporation ("M.A.M."), Marathon Asset Management (Services) Ltd, a UK Corporation ("Marathon Ltd"), Marathon Asset Management LLP ("Marathon LLP"), a limited liability partnership incorporated under the laws of England and Wales all of whose principal executive offices are located at Orion House, 5 Upper St. Martin's Lane, London, WC2H 9EA, United Kingdom, William James Arah and Neil Mark Ostrer.

Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. Marathon Limited and Marathon LLP are under common ownership and control. Because Marathon Limited and Marathon LLP are obligated to act in the best interests of their respective clients and in accordance with the respective mandates of those clients, there is no agreement between or among the Reporting Persons to act together with respect to the issuer or its securities.


Item 9.


Notice of Dissolution of Group:
Not Applicable


Item 10.


Certification:
By signing below I certify that, to the best of that knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2013


MARATHON ASSET MANAGEMENT (SERVICES) LTD

By:

/s/  William Arah______

Name:
William Arah

Title:
Director


MARATHON ASSET MANAGEMENT LLP

By:

/s/  William Arah______

Name:
William Arah

Title:
Director
M.A.M. INVESTMENTS LTD.

By:

/s/  William Arah______

Name:
William Arah

Title:
Director




/s/  William Arah______
William Arah


/s/ Neil Ostrer _______
Neil Ostrer

     CUSIP NO. 09578R103  13G                      Page 11 of 11 Pages



                                 EXHIBIT A


                               BUE NILE INC
			COMMON STOCK

                               09578R103




We hereby agree that the within Statement on Schedule 13G regarding our beneficial ownership of Common Stock is filed on behalf of each of us.


Dated:  January 25, 2013


MARATHON ASSET MANAGEMENT (SERVICES) LTD

By:

/s/  William Arah______

Name:
William Arah

Title:
Director
MARATHON ASSET MANAGEMENT LLP


By:

/s/  William Arah______


Name:
William Arah

Title:
Director



M.A.M. INVESTMENTS LTD.


By:

/s/  William Arah______


Name:
William Arah

Title:
Director





/s/  William Arah______
William Arah


/s/ Neil Ostrer _______
Neil Ostrer